EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
FEBRUARY 29, 2012

(Unaudited – Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	Notes	February 29, 2012 $	August 31, 2011 $ (Note 16)	September 1, 2010 $ (Note 16)
ASSETS
Current assets
Cash and cash equivalents		628,289	5,012,487	2,894,385
Short-term investments	4	12,123,853	10,204,609	1,705,318
Amounts receivable	5	256,503	71,461	51,636
Prepaids		159,858	54,165	35,993
Total current assets		13,168,503	15,342,722	4,687,332
Non-current assets
Investments	6	206,126	332,144	78,194
Property, plant and equipment	7	133,717	128,654	25,526
Exploration and evaluation assets	8	200,904	79,176	36,145
Bond deposit		3,292	3,292	3,292
Total non-current assets		544,039	543,266	143,157
TOTAL ASSETS		13,712,542	15,885,988	4,830,489
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		622,175	381,479	135,972
TOTAL LIABILITIES		622,175	381,479	135,972
SHAREHOLDERS’ EQUITY
Share capital	10	19,048,933	18,888,813	5,757,155
Share-based payments reserve		8,541,015	5,151,553	655,523
Deficit		(14,575,537)	(8,704,431)	(1,710,239)
Accumulated other comprehensive gain (loss)		75,956	168,574	(7,922)
TOTAL SHAREHOLDERS’ EQUITY		13,090,367	15,504,509	4,694,517
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,712,542	15,885,988	4,830,489

Subsequent events - see Note 15

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on April 13, 2012 and are signed on its behalf by:

/s/ Mark Saxon                                             /s/ Nick DeMare
Mark Saxon                                                                                 Nick DeMare
Director                                                                                       Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended		Six Months Ended
	Note	February 29, 2012 $	February 28, 2011 $ (Note 16)	February 29, 2012 $	February 28, 2011 $ (Note 16)
Mineral exploration costs	9	990,620	331,771	1,349,403	503,225
Expenses
Accounting and administration		28,500	13,500	44,400	26,750
Audit		16,084	25,222	52,091	34,316
Corporate development		108,769	76,251	188,426	133,116
Depreciation		7,748	1,670	14,704	3,268
General exploration		16,583	70,334	25,651	89,157
Investor relations		10,500	10,500	21,000	20,500
Legal		23,072	7,529	69,405	7,964
Management fees		40,500	40,500	81,000	77,250
Office		73,395	28,223	115,676	38,759
Professional fees		104,487	33,884	176,080	95,184
Regulatory fees		87,598	10,271	97,142	12,790
Rent		6,248	2,925	14,414	6,660
Salaries and benefits		92,018	38,099	109,471	47,267
Shareholder costs		15,190	4,983	17,085	8,283
Share-based compensation	10(d)	2,898,754	3,651,780	3,389,462	3,656,789
Transfer agent		18,289	8,382	20,966	18,494
Travel		55,223	20,519	110,588	56,576
		3,602,958	4,044,572	4,547,561	4,333,123
Loss before other items		(4,593,578)	(4,376,343)	(5,896,964)	(4,836,348)
Other items
Gain on option of exploration and evaluation assets		-	-	-	112,961
Interest income		36,953	37,944	80,647	46,264
Foreign exchange		(14,572)	(5,045)	(21,389)	(10,076)
		22,381	32,899	59,258	149,149
Loss before future income tax		(4,571,197)	(4,343,444)	(5,837,706)	(4,687,199)
Future income tax		600	150,500	(33,400)	234,000
Net loss for the period		(4,570,597)	(4,192,944)	(5,871,106)	(4,453,199)
Other comprehensive gain (loss), net of future income tax		1,748	668,391	(92,618)	878,358
Comprehensive loss for the period		(4,568,849)	(3,524,553)	(5,963,724)	(3,574,841)
Basic and diluted loss per common share		(0.08)	(0.07)	(0.10)	(0.09)
Weighted average number of common shares outstanding		58,643,368	55,993,095	58,604,454	51,754,597

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Six Months Ended February 29, 2012
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance on September 1, 2011	58,480,289	18,888,813	5,151,553	(8,704,431)	168,574	15,504,509
Common shares issued for:
Cash - exercise of warrants	127,500	65,000	-	-	-	65,000
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,389,462	-	-	3,389,462
Unrealized loss on available-for-sale investments	-	-	-	-	(126,018)	(126,018)
Future income tax on unrealized loss on available-for-sale investments	-	-	-	-	33,400	33,400
Net loss for the period	-	-	-	(5,871,106)	-	(5,871,106)
Balance at February 29, 2012	58,645,535	19,048,933	8,541,015	(14,575,537)	75,956	13,090,367

	Six Months Ended February 28, 2011
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance on September 1, 2010	42,105,402	5,757,155	655,523	(1,710,239)	(7,922)	4,694,517
Common shares issued for:
Cash - private placements	5,000,000	7,500,000	-	-	-	7,500,000
Cash - exercise of share options	1,175,000	237,500	-	-	-	237,500
Cash - exercise of warrants	8,567,433	4,235,096	-	-	-	4,235,096
Share issue costs	-	(425,002)	-	-	-	(425,002)
Share-based compensation on share options	-	-	3,656,789	-	-	3,656,789
Share-based compensation on warrants	-	-	198,737	-	-	198,737
Transfer on exercise of share options	-	157,000	(157,000)	-	-	-
Transfer on exercise of agent’s warrants	-	35,626	(35,626)	-	-	-
Unrealized gain on available-for-sale investments	-	-	-	-	1,112,358	1,112,358
Future income tax on unrealized gain on available-for-sale investments	-	-	-	-	(234,000)	(234,000)
Net loss for the period	-	-	-	(4,453,199)	-	(4,453,199)
Balance at February 28, 2011	56,847,835	17,497,375	4,318,423	(6,163,438)	870,436	16,522,796

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Six Months Ended
	February 29, 2012 $	February 28, 2011 $
Operating activities
Net loss for the period	(5,871,106)	(4,453,199)
Adjustments for:
Depreciation	14,704	3,268
Share-based compensation	3,389,462	3,656,789
Accrued interest	43,212	(27,658)
Gain on option of exploration and evaluation assets	-	(112,961)
Future income tax recovery (expense)	33,400	(234,000)
	(2,390,328)	(1,167,761)
Changes in non-cash working capital items:
Increase in amounts receivable	(185,042)	(56,882)
Increase in prepaids	(105,693)	(10,342)
Increase (decrease) in accounts payable and accrued liabilities	240,696	(32,231)
	(50,039)	(99,455)
Net cash used in operating activities	(2,440,367)	(1,267,216)
Investing activities
Additions to exploration and evaluation assets	(26,608)	(54,837)
Additions to property, plant and equipment	(19,767)	(7,060)
Purchases of short-term investments	(12,478,487)	(9,511,680)
Redemptions of short-term investments	10,516,031	1,303,630
Proceeds from option of exploration and evaluation assets	-	27,450
Net cash used in investing activities	(2,008,831)	(8,242,497)
Financing activities
Issuance of common shares	65,000	11,972,596
Share issue costs	-	(226,265)
Net cash provided by financing activities	65,000	11,746,331
Net change in cash and cash equivalents	(4,384,198)	2,236,618
Cash and cash equivalents at beginning of period	5,012,487	2,894,385
Cash and cash equivalents at end of period	628,289	5,131,003

Supplemental cash flow information - see Note 14

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 Tasman completed a statutory amalgamation under the laws of the Province of British Columbia and amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”) and the surviving corporation continued under the name of Tasman Metals Ltd. as described in Note 3.  On November 3, 2009 the Company’s common shares commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.  On December 2, 2011 the Company’s common shares commenced trading on the New York Stock Exchange AMEX market under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company.  As at February 29, 2012 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS

Statement of Compliance and Conversion to International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2011, and the Company’s unaudited condensed consolidated interim financial statements for the three months ended November 30, 2011, which were the Company’s first financial statements prepared in accordance with IFRS.

The Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) until August 31, 2011.  Canadian GAAP differs from IFRS in some areas and, accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption.  An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated financial statements of the Company is provided in Note 16.

These condensed consolidated interim financial statements are prepared on a going concern basis.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS (continued)

Basis of Presentation

The Company’s condensed consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

The preparation of financial statements in accordance with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Accounting Standards and Interpretations Issued but Not Yet Adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.  These include:

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2013.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

(vi)	IAS 12 Income Taxes, Amendments Regarding Deferred Tax: Recovery of Underlying Assets; effective for annual periods beginning on or after January 1, 2012.

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Details of the Group

In addition to the Company, the condensed consolidated interim financial statements include all subsidiaries.  Subsidiaries are all corporations over which the Company is able, directly or indirectly, to control financial and operating policies, which is the authority usually connected with holding majority voting rights.  Subsidiaries are fully consolidated from the date on which control is acquired by the Company.  Inter-company transactions and balances are eliminated upon consolidation.  They are de-consolidated from the date that control by the Company ceases.

As at February 29, 2012 the Company has one wholly-owned Swedish subsidiary, Tasmet AB (“Tasmet”).

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Examples of significant estimates made by management include the determination of recoverability of amounts capitalized to exploration and evaluation assets, property, plant and equipment lives, estimating the fair values of financial instruments, impairment of long-lived assets, decommissioning provisions, valuation allowances for deferred income tax assets and assumptions used for share-based compensation.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition.  The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

Exploration and Evaluation Assets

Exploration and evaluation assets include acquired mineral use rights for mineral property held by the Company.  The amount of consideration paid (in cash or share value) for exploration and evaluation assets is capitalized.  The amounts shown for exploration and evaluation assets represent costs of acquisition incurred to date, less recoveries or write-offs, and do not necessarily reflect present or future values.  These costs will be amortized against revenue from future production or written off if the exploration and evaluation assets is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of exploration and evaluation assets are reviewed by management at least annually to determine if they have become impaired.  If impairment is determined to exist, the resource interest will be written down to its net recoverable value.

Ownership in exploration and evaluation assets involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company’s control.

The ultimate recoverability of the amounts capitalized for the exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof.  Management’s estimates of recoverability of the Company’s investment in its exploration and evaluation assets  have been based on current and expected conditions.  However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets carrying values.

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company’s title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as exploration and evaluation assets costs or recoveries when the payments are made or received.

Exploration and Development Costs

Mineral exploration and development costs are expensed as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Following confirmation of mineral reserves or receipt of permits to commence mining operations and obtaining necessary financing, development expenditures are capitalized as deferred development expenditures included within resource interests.

Amounts Receivable

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.  Receivables are classified as loans and receivable.  A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers.  Payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).  If not, they are presented as non-current liabilities.

Payables are classified as other financial liabilities initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property, plant and equipment are depreciated annually on a straight-line basis over the estimated useful life of the assets at a rate of 20%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the condensed consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning Provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral interest by or on behalf of the Company.  Costs for restoration of site damage which is created on an ongoing basis during exploration and evaluation are provided for at their net present values and charged against profits in the period such exploration and evaluation occurs.  Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at November 30, 2011 the Company does not have any decommissioning obligations.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss.

Financial assets classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  Cash and cash equivalents and short-term investments are classified as fair value through profit or loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost. Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

Transaction costs associated with fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost.  Account payables and accrued liabilities are classified as other financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At February 29, 2012 the Company has not classified any financial liabilities as fair value through profit or loss.

Share Capital

Common shares issued by the Company are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

The Company issues units in private placements.  The Company applies the residual approach to calculate the fair value of the units, which comprise of common shares and warrants.  Under this approach the common shares are valued first and the difference, if any, between the gross proceeds and the fair value of the common shares is assigned to the warrants.

Share-Based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of share options granted is recognized as a share-based compensation expense with a corresponding increase in the equity settled share-based payments reserve in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Current and Deferred Income Taxes

The tax expense comprises current and deferred tax.  Tax is recognized separately in the statement of comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current Tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company’s subsidiaries and associates operate and generate taxable income.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of the Company’s subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary’s functional currency.  Each subsidiary’s functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The condensed consolidated interim financial statements are presented in Canadian dollars.

Exchange rates published by the Bank of Canada were used to translate subsidiary financial statements into the consolidated financial statements.  Income and expenses for each statement of comprehensive loss presented are translated using the rates prevailing on the transaction dates.  All resulting foreign exchange differences are recognized in comprehensive loss.

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

4.	SHORT-TERM INVESTMENTS

	February 29, 2012 $	August 31, 2011 $
Redeemable GICs
Due November 21, 2011 at cost plus accrued interest at 1.40% per annum	-	508,499
Due November 29, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	-	6,558,767
Due April 23, 2012 at cost plus accrued interest at 1.40% per annum	812,347	806,744
Due January 10, 2012 at cost plus accrued interest at 1.32% per annum	-	1,720,375
Due March 26, 2012 at cost plus accrued interest at 1.20% per annum	-	610,224
Due September 7, 2012 at cost plus accrued interest at Prime Rate less 1.80% per annum	1,469,960	-
Due November 22, 2012 at cost plus accrued interest at 1.40% per annum	903,418	-
Due November 27, 2012 at cost plus accrued interest at Prime Rate less 1.80% per annum	5,165,719	-
Due February 4, 2013 at cost plus accrued interest at 1.39% per annum	2,040,457	-
Due January 10, 2013 at cost plus accrued interest at 1.45% per annum	1,731,952	-
	12,123,853	10,204,609

All of the GICs are redeemable after 30 days or 90 days from the date of purchase.

5.           AMOUNTS RECEIVABLE

	February 29, 2012 $	August 31, 2011 $
VAT / HST receivables	182,716	59,773
Other	73,787	11,688
	256,503	71,461

6.	INVESTMENTS

	February 29, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $
Available-for sale investments
Scandinavian Resources Limited	882,353	135,824	70,302	206,126

	August 31, 2011
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $
Available-for sale investments
Scandinavian Resources Limited	882,353	135,824	196,320	332,144

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

6.	INVESTMENTS (continued)

The Company has received common shares of Scandinavian Resources Limited (“Scandinavian”), a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 8(b).  As at February 29, 2012 the quoted market value of the Scandinavian shares was $206,126.

7.           PROPERTY, PLANT AND EQUIPMENT

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at September 1, 2010	-	-	-	26,334	26,334
Additions	18,032	-	40,054	77,608	135,694
Disposals	-	-	-	(26,334)	(26,334)
Balance at August 31, 2011	18,032	-	40,054	77,608	135,694
Additions	-	19,767	-	-	19,767
Balance at February 29, 2012	18,032	19,767	40,054	77,608	155,461

Accumulated Depreciation:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at September 1, 2010	-	-	-	(808)	(808)
Depreciation	(1,360)	-	(1,967)	(3,713)	(7,040)
Disposals	-	-	-	808	808
Balance at August 31, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(1,758)	(1,134)	(4,294)	(7,518)	(14,704)
Balance at February 29, 2012	(3,118)	(1,134)	(6,261)	(11,231)	(21,744)

Carrying Value:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at September 1, 2010	-	-	-	25,526	25,526
Balance at August 31, 2011	16,672	-	38,087	73,895	128,654
Balance at February 29, 2012	14,914	18,633	33,793	66,377	133,717

8.	EXPLORATION AND EVALUATION ASSETS

Rare Earth Element Properties	February 29, 2012 $	August 31, 2011 $
Norra Kärr	16,078	16,078
Otanmaki	801	801
Olserum	95,120	-
Other	88,905	62,297
	200,904	79,176

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims located in southern Sweden.

Otanmaki

The Otanmaki property consists of 24 staked exploration claims located in central western Finland.

Olserum

The Company acquired a 100 % interest in the Olserum project, comprising one claim, in southern Sweden.  The Olserum project was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company at an assigned value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum project.

Other

As at February 29, 2012 the Company has been granted or made reservations on:

(i)	10 exploration claims or claim applications in Sweden;
(ii)	91 exploration claims or claim applications in Finland; and
(iii)	7 exploration claims in Norway.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Scandinavian whereby Scandinavian has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden.  Under the option agreement, Scandinavian has issued a total of 882,353 common shares and paid $56,155 to the Company and can acquire its interests under the following terms:

(i)	Scandinavian may earn an initial 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(ii)	Scandinavian may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(iii)
Scandinavian may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

9.	MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during the six months ended February 29, 2012 and February 28, 2011 are detailed below:

	Six Months Ended February 29, 2012
	Rare Earth Element Properties
	Norra Kärr $	Otanmaki $	Other $	Total $
Assays	81,390	-	-	81,390
Consulting	595,969	11,893	5,335	613,197
Database	1,894	-	1,562	3,456
Drilling	514,158	-	-	514,158
Exploration office	82,717	304	7	83,028
Geochemical	14,919	-	-	14,919
Salaries	10,129	-	-	10,129
Travel	28,228	521	377	29,126
Total	1,329,404	12,718	7,281	1,349,403

	Six Months Ended February 28, 2011
	Rare Earth Element Properties
	Norra Kärr $	Otanmaki $	Other $	Total $
Consulting	48,542	6,810	7,747	63,099
Database	2,875	3,850	-	6,725
Drilling	173,669	-	-	173,669
Exploration office	10,708	678	1,396	12,782
Geochemical	5,127	-	2,047	7,174
Geological	80,151	10,772	13,567	104,490
Geosurvey	48,000	67,624	-	115,624
Maps	1,535	2,213	3,706	7,454
Sample preparation	1,055	-	-	1,055
Site preparation	3,639	-	-	3,639
Travel	7,514	-	-	7,514
Total	382,815	91,947	28,463	503,225

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

10.	SHARE CAPITAL

(a)          Authorized Share Capital

At February 29, 2012 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)          Reconciliation of Changes in Share Capital

Common shares issued:	Number of Shares	Amount $
Balance at September 1, 2010	42,105,402	5,757,155
Shares issued for cash:
Private placement	5,000,000	7,500,000
Exercise of share options	1,587,844	371,914
Exercise of warrants	9,261,043	5,141,101
Exercise of compensation options	526,000	131,500
Transfer to common shares on exercise of share options	-	248,550
Transfer to common shares on exercise of compensation options	-	63,120
Transfer to common shares on exercise of agent’s warrants	-	100,475
Less share issue costs	-	(425,002)
Balance at August 31, 2011	58,480,289	18,888,813
Shares issued for cash:
Exercise of warrants	127,500	65,000
Shares issued for exploration and evaluation assets	37,746	95,120
Balance at February 29, 2012	58,645,535	19,048,933

During the six months ended February 29, 2012 the Company issued 37,746 common shares of the Company to acquire a 100% interest in the Olserum Project.  See Note 8(a).

During the year ended August 31, 2011 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders’ fee of $193,494 cash and issued finders’ warrants which entitle the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: dividend yield - 0%;  expected volatility - 174%;  a risk-free interest rate of 1.38%;  and an expected life of two years.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

See also Note 15.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

10.	SHARE CAPITAL (continued)

(c)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at February 29, 2012 and February 28, 2011 and the changes for the six months ended on those dates is as follows:

	2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	3,160,882	1.47	9,266,874	0.50
Issued on private placement	-	-	2,629,050	1.85
Exercised	(127,500)	0.41	(8,567,433)	0.49
Balance, end of period	3,033,382	1.51	3,328,491	1.58

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at February 29, 2012:

Number	Exercise Price $	Expiry Date
319,775	1.00	March 25, 2012
526,000	0.40 / 0.50	April 1, 2012 / 2013
1,354,274	1.85	November 17, 2012
833,333	1.85	November 26, 2012
3,033,382

See also Note 15.

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the six months ended February 29, 2012 the Company granted 2,020,000 (2011 - 1,190,000) share options and recorded compensation expense of $3,075,500 (2011 - $3,533,100).  In addition, the Company recorded $313,962 (2011 - $123,689) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during the six months ended February 29, 2012 and February 28, 2011 is estimated using the Black-Scholes option pricing model using the following assumptions:

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

10.           SHARE CAPITAL (continued)
	2012	2011
Risk-free interest rate	0.91% - 1.87%	1.38% - 1.89%
Estimated volatility	118% - 149%	168% - 175%
Expected life	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all stock options granted and/or vested during the six months ended February 29, 2012 was $1.51 (2011 - $2.98) per option.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at February 29, 2012 and February 28, 2011 and the changes for the six months ended on those dates is presented below:

	2012		2011
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	3,041,172	1.98	2,929,016	0.21
Granted	2,020,000	2.40	1,190,000	3.40
Exercised	-	-	(1,175,000)	0.20
Expired	(10,000)	3.84	-	-
Balance, end of period	5,051,172	2.14	2,944,016	1.50

The following table summarizes information about the share options outstanding and exercisable at February 29, 2012:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
69,672	69,672	0.10	May 31, 2012
1,175,000	1,175,000	0.25	October 22, 2012
75,000	75,000	0.10	January 25, 2013
50,000	50,000	0.60	March 5, 2013
146,500	146,500	2.78	December 24, 2013
915,000	915,000	3.45	January 6, 2014
90,000	90,000	3.84	January 17, 2014
200,000	200,000	4.22	July 15, 2014
200,000	100,000	2.72	August 9, 2014
50,000	50,000	3.20	August 9, 2014
60,000	60,000	2.92	August 22 2014
100,000	100,000	3.37	September 13, 2014
435,000	435,000	2.19	December 6, 2014
700,000	700,000	2.70	January 9, 2015
735,000	695,000	2.13	January 9, 2015
50,000	50,000	2.21	February 27, 2015
5,051,172	4,911,172

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.  The terms of conditions of the transactions with key management personnel were no more favourable than those available, or which might reasonably be expected to be available, for similar transactions with non-related entities on an arm’s length basis.

(a)	Transactions with Key Management Personnel

During the six months ended February 29, 2012 and February 28, 2011 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer:

	2012 $	2011 $
Management fees	81,000	77,250
Professional fees	123,409	26,750
Rent	2,400	2,400
Share-based compensation	930,735	-
	1,137,544	106,400

As at February 29, 2012, $40,300 (2011 - $19,800) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(b)           Transactions with Other Related Parties

During the six months ended February 29, 2012 and February 28, 2011 the following amounts were incurred with respect to other officers and directors of the Company:

	2012 $	2011 $
Professional fees	52,750	40,600
Health benefits	659	-
Share-based compensation	1,108,250	-
	1,161,659	40,600

As at February 29, 2012, $10,500 (2011 - $10,200) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

12.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	As at February 29, 2012
	Canada $	Scandinavia $	Total $
Current assets	12,880,138	288,365	13,168,503
Investments	206,126	-	206,126
Property, plant and equipment	-	133,717	133,717
Exploration and evaluation assets	-	200,904	200,904
Bond deposit	-	3,292	3,292
	13,086,264	626,278	13,712,542

	As at August 31, 2011
	Canada $	Scandinavia $	Total $
Current assets	15,117,687	225,035	15,342,722
Investments	332,144	-	332,144
Property, plant and equipment	-	128,654	128,654
Exploration and evaluation assets	-	79,176	79,176
Bond deposit	-	3,292	3,292
	15,449,831	436,157	15,885,988

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following four categories:  fair value through profit or loss (“FVTPL”); held-to-maturity investments; loans and receivables; and available-for-sale.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 29, 2012 $	August 31, 2011 $
Cash and cash equivalents	FVTPL	628,289	5,012,487
Short-term investments	FVTPL	12,123,853	10,204,609
Investments	Available-for-sale	206,126	332,144
Amounts receivable	Loans and receivables	256,503	71,461
Accounts payable and accrued liabilities	Other liabilities	(622,175)	(381,479)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The recorded amount for the investment approximates its fair value.  The Company’s fair value of cash and cash equivalents, short-term investments and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and cash equivalents, short-term investment and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at February 29, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash and cash equivalents	628,289	-	-	-	628,289
Short term investments	-	12,123,853	-	-	12,123,853
Investments	206,126	-	-	-	206,126
Amounts receivable	256,503	-	-	-	256,503
Accounts payable and accrued liabilities	(622,175)	-	-	-	(622,175)

	Contractual Maturity Analysis at August 31, 2011
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash and cash equivalents	5,012,487	-	-	-	5,012,487
Short term investments	-	10,204,609	-	-	10,204,609
Investments	332,144	-	-	-	332,144
Amounts receivable	71,461	-	-	-	71,461
Accounts payable and accrued liabilities	(381,479)	-	-	-	(381,479)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash and cash equivalents bear floating rates of interest.  The interest rate risk on cash and cash equivalents and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operations.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At February 29, 2012, 1 Canadian Dollar was equal to 6.69 SEK.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	314,956	47,079
Amounts receivable	1,568,600	234,469
Accounts payable and accrued liabilities	(3,410,447)	(509,783)
	(1,526,891)	(228,235)

Based on the net exposures as of February 29, 2012 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $21,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

14.           SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended February 29, 2012 and February 28, 2011 non-cash activities were conducted by the Company as follows:

	2012 $	2011 $
Financing activities
Issuance of common shares	-	143,800
Share issue costs	-	(198,737)
Contributed surplus	-	54,937
	-	-
Investing activities
Proceeds on sale of exploration and evaluation assets	-	89,708
Investments	-	(89,708)
	-	-

15.	SUBSEQUENT EVENTS

Subsequent to February 29, 2012 the Company issued 855,775 common shares on the exercise of warrants for proceeds of $548,675.

16.          TRANSITION TO IFRS

The Company’s financial statements for the year ending August 31, 2012 will be the first annual financial statements that comply with IFRS and these condensed consolidated interim financial statements were prepared as described in Note 2, including the application of IFRS 1.  IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement, in those financial statements, of compliance with IFRS.  The Company will make this statement when it issues its August 31, 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “transition date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be August 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption options

Share-based payments - IFRS 2 Share-Based Payments encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.  The Company has chosen to apply the exemption under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the transition date.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

16.           TRANSITION TO IFRS (continued)

IFRS Mandatory exceptions

Hindsight is not used to create or revise estimates.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The Company’s first time adoption of IFRS did not have an effect on the total operating, investing and financing cash flows.  The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity and comprehensive income.

Reconciliation of Assets, Liabilities and Equity

	As at September 1, 2010
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
ASSETS
Current assets
Cash and cash equivalents	2,894,385	-	2,894,385
Short-term investments	1,705,318	-	1,705,318
Amounts receivable	51,636	-	51,636
Prepaids	35,993	-	35,993
Total current assets	4,687,332	-	4,687,332
Non-current assets
Investments	78,194	-	78,194
Property, plant and equipment	25,526	-	25,526
Exploration and evaluation assets	36,145	-	36,145
Bond deposit	3,292	-	3,292
Total non-current assets	143,157	-	143,157
TOTAL ASSETS	4,830,489	-	4,830,489
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	135,972	-	135,972
TOTAL LIABILITIES	135,972	-	135,972
SHAREHOLDERS’ EQUITY
Share capital	5,757,155	-	5,757,155
Share-based payments reserve	613,782	41,741	655,523
Deficit	(1,668,498)	(41,741)	(1,710,239)
Accumulated other comprehensive loss	(7,922)	-	(7,922)
TOTAL SHAREHOLDERS’ EQUITY	4,694,517	-	4,694,517
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,830,489	-	4,830,489

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

16.           TRANSITION TO IFRS (continued)

Reconciliation of Assets, Liabilities and Equity (continued)

	As at February 28, 2011
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
ASSETS
Current assets
Cash and cash equivalents	5,131,003	-	5,131,003
Short-term investments	9,941,026	-	9,941,026
Amounts receivable	108,518	-	108,518
Prepaids	46,335	-	46,335
Total current assets	15,226,882	-	15,226,882
Non-current assets
Investments	1,280,260	-	1,280,260
Property, plant and equipment	29,318	-	29,318
Exploration and evaluation assets	86,785	-	86,785
Bond deposit	3,292	-	3,292
Total non-current assets	1,399,655	-	1,399,655
TOTAL ASSETS	16,626,537	-	16,626,537
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	103,741	-	103,741
TOTAL LIABILITIES	103,741	-	103,741
SHAREHOLDERS’ EQUITY
Share capital	17,497,375	-	17,497,375
Share-based payments reserve	4,199,743	-	4,318,423
Deficit	(6,044,758)	118,680	(6,163,438)
Accumulated other comprehensive gain	870,436	(118,680)	870,436
TOTAL SHAREHOLDERS’ EQUITY	16,522,796	-	16,522,796
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,626,537	-	16,626,537

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

16.           TRANSITION TO IFRS (continued)

Reconciliation of Assets, Liabilities and Equity (continued)

		As at August 31, 2011
	Notes	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,012,487	-	5,012,487
Short-term investments		10,204,609	-	10,204,609
Amounts receivable		71,461	-	71,461
Prepaids		54,165	-	54,165
Total current assets		15,342,722	-	15,342,722
Non-current assets
Investments		332,144	-	332,144
Property, plant and equipment		128,654	-	128,654
Exploration and evaluation assets		79,176	-	79,176
Bond deposit		3,292	-	3,292
Total non-current assets		543,266	-	543,266
TOTAL ASSETS		15,885,988	-	15,885,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		381,479	-	381,479
TOTAL LIABILITIES		381,479	-	381,479
SHAREHOLDERS’ EQUITY
Share capital		18,888,813	-	18,888,813
Share-based payments reserve		4,837,912	313,641	5,151,553
Deficit		(8,390,790)	(313,641)	(8,704,431)
Accumulated other comprehensive gain		168,574	-	168,574
TOTAL SHAREHOLDERS’ EQUITY		15,504,509	-	15,504,509
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,885,988	-	15,885,988

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

16.           TRANSITION TO IFRS (continued)

Reconciliation of Comprehensive Loss

	Three Months Ended February 28, 2011			Six Months Ended February 28, 2011
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
Mineral exploration costs	331,771	-	331,771	503,225	-	503,225
Expenses
Accounting and administration	13,500	-	13,500	26,750	-	26,750
Audit	25,222	-	25,222	34,316	-	34,316
Corporate development	76,251	-	76,251	133,116	-	133,116
Depreciation	1,670	-	1,670	3,268	-	3,268
General exploration	70,334	-	70,334	89,157	-	89,157
Investor relations	10,500	-	10,500	20,500	-	20,500
Legal	7,529	-	7,529	7,964	-	7,964
Management fees	40,500	-	40,500	77,250	-	77,250
Office	28,223	-	28,223	38,759	-	38,759
Professional fees	33,884	-	33,884	95,184	-	95,184
Regulatory fees	10,271	-	10,271	12,790	-	12,790
Rent	2,925	-	2,925	6,660	-	6,660
Salaries and benefits	38,099	-	38,099	47,267	-	47,267
Shareholder costs	4,983	-	4,983	8,283	-	8,283
Share-based compensation	3,533,100	118,680	3,651,780	3,579,850	76,939	3,656,789
Transfer agent	8,382	-	8,382	18,494	-	18,494
Travel	20,519	-	20,519	56,576	-	56,576
	3,925,892	118,680	4,044,572	4,256,184	76,939	4,333,123
Loss before other items	(4,257,663)	(118,680)	(4,376,343)	(4,759,409)	(76,939)	(4,836,348)
Other items
Gain on option of exploration and evaluation assets	-	-	-	112,961	-	112,961
Interest income	37,944	-	37,944	46,264	-	46,264
Foreign exchange	(5,045)	-	(5,045)	(10,076)	-	(10,076)
	32,899	-	32,899	149,149	-	149,149
Loss before future income tax	(4,224,764)	(118,680)	(4,343,444)	(4,610,260)	(76,939)	(4,687,199)
Future income tax	150,500	-	150,500	234,000	-	234,000
Net lossfor the period	(4,074,264)	(118,680)	(4,192,944)	(4,376,260)	(76,939)	(4,453,199)
Other comprehensive gain, net of future income tax	668,391	-	668,391	878,358	-	878,358
Comprehensive loss for the period	(3,405,873)	(118,680)	(3,524,553)	(3,497,902)	(76,939)	(3,574,841)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

16.           TRANSITION TO IFRS (continued)

Reconciliation of Comprehensive Loss (continued)

	Year Ended August 31, 2011
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
Mineral exploration costs	1,570,435	-	1,570,435
Expenses
Accounting and administration	80,375	-	80,375
Audit	67,903	-	67,903
Corporate development	268,638	-	268,638
Depreciation	7,040	-	7,040
General exploration	113,780	-	113,780
Investor relations	41,500	-	41,500
Legal	86,530	-	86,530
Management fees	158,250	-	158,250
Office	84,659	-	84,659
Professional fees	221,770	-	221,770
Regulatory fees	35,278	-	35,278
Rent	4,800	-	4,800
Salaries and benefits	116,028	-	116,028
Shareholder costs	18,268	-	18,268
Share-based compensation	4,437,538	271,900	4,709,438
Transfer agent	31,573	-	31,573
Travel	177,338	-	177,338
	5,951,268	271,900	6,223,168
Loss before other items	(7,521,703)	(271,900)	(7,793,603)
Other items
Gain on disposal of property, plant and equipment	3,683	-	3,683
Gain on sale of investment	565,978	-	565,978
Write-off of exploration and evaluation assets	(9,142)	-	(9,142)
Gain on option of exploration and evaluation assets	112,961	-	112,961
Interest income	135,783	-	135,783
Foreign exchange	(37,598)	-	(37,598)
	771,665	-	771,665
Loss before future income tax	(6,750,038)	(271,900)	(7,021,938)
Future income tax expense	27,746	-	27,746
Net loss for the year	(6,722,292)	(271,900)	(6,994,192)
Other comprehensive gain, net of future income tax	176,496	-	176,496
Comprehensive loss for the year	(6,545,796)	(271,900)	(6,817,696)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012
(Unaudited - Express in Canadian Dollars)

17.           TRANSITION TO IFRS (continued)

IFRS Adjustments

Share Based Options

Previously, under Canadian GAAP, the Company used the straight-line method of calculating vested options and the share-based compensation arising therefrom.  Under this method, the fair value of share-based awards with graded vesting was calculated as one grant and the resulting fair value was recognised on a straight line basis over the vesting period.

However, IFRS requires that each tranche of an award with different vesting dates be considered a separate grant for the calculation of fair value, and the resulting fair value is recognised over the vesting period of the respective tranche using the graded vesting method.

Adjustments were required for the options granted and the share-based compensation recognized during the six months ended February 28, 2011 and the year ended August 31, 2011.